Exhibit 99.8

TeleSign, Ekata and CRB Monitor Join NICE Actimize’s
X-Sight Marketplace, the Industry’s First Financial Crime
 Management Ecosystem

Partnering with the X-Sight Marketplace, three breakthrough technology firms offer capabilities in global identity verification, customer identity and engagement, and specialized corporate intelligence

Hoboken, N.J., October 15, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that three new technology partners have joined the fast-growing X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem. X-Sight Marketplace helps financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment. The recent additions include Ekata, which provides global identity verification solutions; TeleSign, a provider of customer identity and engagement solutions; and CRB Monitor, which provides specialized corporate data to financial institutions.

X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial services organizations to rapidly innovate and introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

The innovative partner organizations joining the NICE Actimize X-Sight Marketplace include:

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Ekata provides global identity verification via APIs and a SaaS solution to help businesses grow revenue by maximizing the predictability of good transactions and finding fraud. From pre-authorization payment models to manual review, the Ekata product suite is the new standard in global identity verification, powered by the Ekata Identity Engine (EIE). The engine uses complex machine learning across the five core consumer attributes of email, phone, name, physical address, and IP, to derive unique links and features from billions of real-time transactions within its proprietary network and the data it licenses from a broad spectrum of global providers. "As our world increasingly moves online, being able to link any digital transaction back to the human behind it has become critical path. Ekata sees identity verification as one of the hottest areas in the financial crime space, and we are looking forward to establishing synergies with the NICE Actimize fraud team and its customer base," said Will Wyatt, VP Sales, BD, & Partnerships, Ekata.

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TeleSign, a leading provider of customer identity and engagement solutions, uniquely combines mobile trust data and analytics with global communications capabilities to help digital enterprises protect, connect and engage with their consumers. TeleSign connects and protects online experiences with sophisticated customer identity and engagement solutions. Through APIs that deliver user verification, data insights and communications, TeleSign solves today’s customer challenges by bridging businesses to the complex world of global telecommunications. “TeleSign works at the intersection of customer identity and engagement and global telecommunications. We look forward to bringing our approach to complex identity challenges to the NICE Actimize marketplace,” said Sean Whitley, Senior Director, Global Channel and Partnerships, TeleSign.

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CRB Monitor is known for its corporate intelligence and expertise at the intersection of the cannabis and financial services industries. CRB Monitor’s definitive database of cannabis-related businesses can help simplify challenges and effort for a wide range of institutions looking to navigate the risks and opportunities posed by the nascent cannabis industry. “CRB Monitor appreciates this partnership as we collaborate to bring innovative and logical solutions to financial services bolstering their policies and controls related to this complex industry,” said Steven Kemmerling, Founder & CEO, CRB Monitor.

Technology providers, such as TeleSign, Ekata and CRB Monitor, that partner with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

“We welcome these three new partners to the Marketplace ecosystem, each offering their own value proposition to our customer network. We are excited that each of these new partners, which share our common goal of fighting financial crime through the benefits of a marketplace ecosystem, is joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

NICE Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.